Exhibit 99.3

SEADRILL LIMITED

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 17, 2023

NOTICE IS HEREBY GIVEN that the 2023 Annual General Meeting of Shareholders of Seadrill Limited (the “Company”) will be held on November 17, 2023, at 9:00 a.m., at the Rosewood Hotel, 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda for the following purposes, all of which are more completely set forth in the accompanying Proxy Statement:

To receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2022.

To consider the following Company proposals:

1.	To determine that the number of Directors comprising the Board of Directors of the Company shall be set at up to nine (9) persons.

2.

To re-elect, by way of separate resolutions, Julie Robertson, Jean Cahuzac, Jan Kjaervik, Mark McCollum, Harry Quarls, Andrew Schultz, Paul Smith, Jonathan Swinney and Ana Zambelli as Directors of the Company to serve until the next annual general meeting or until their respective offices are otherwise vacated in accordance with the Bye-laws of the Company.

3.

To approve the appointment of PricewaterhouseCoopers LLP to serve as the auditor of the Company for the financial year ending December 31, 2023 and until the close of the next annual general meeting, and to authorize the Board of Directors (acting through the Audit and Risk Committee) to determine the remuneration of PricewaterhouseCoopers LLP.

4.	To approve the Management Incentive Plan.

Shareholders may also be asked to consider and vote on such other business as may properly come before the Meeting and any adjournment or postponement thereof.

By Order of the Board of Directors

James Gilbertson
Company Secretary

October 3, 2023

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Notes:

1.

The Board of Directors has fixed 5:00 p.m., Bermuda time on September 20, 2023, as the record date for the determination of the members of record entitled to attend and vote at the 2023 Annual General Meeting or any postponement or adjournment thereof. Only those members entered on the Register of Members of the Company as of the above record date shall be entitled to attend and vote at the 2023 Annual General Meeting in respect of the number of shares registered in their name at that time.

2.

Every member entitled to attend and vote at the 2023 Annual General Meeting or any postponement or adjournment thereof is entitled to appoint a proxy to attend and vote in such member’s stead on a show of hands or on a poll. A proxy card is enclosed for this purpose (the “Proxy Card”). A proxy holder need not be a member of the Company. A member who is entitled to cast two or more votes at the 2023 Annual General Meeting or any postponement or adjournment thereof may appoint more than one proxy holder.

3.

If properly executed, the issued and outstanding shares of the Company represented by the proxy holder appointed by use of the Proxy Card enclosed herewith (the “Shares”) will be voted in the manner directed by the member on such Proxy Card. The proxy holder shall also have discretion to vote the Shares for or against any amendments to proposals duly made at the 2023 Annual General Meeting or any postponement or adjournment thereof. If no direction is given, the Shares will be voted in favor of the proposals as recommended by the Board of Directors (including amendments thereto approved by the Board of Directors) when duly presented at the 2023 Annual General Meeting or any postponement or adjournment thereof. The proxy holder shall have discretion to vote the Shares on any other matters as may otherwise properly come before the 2023 Annual General Meeting or any postponement or adjournment thereof.

4.

The Company’s audited consolidated financial statements for the year ended December 31, 2022 are contained in the Company’s report on Form 20-F which is filed with the U.S. Securities and Exchange Commission and published on our website at www.seadrill.com/investors/reports-presentations/reports/. Shareholders can request a hard copy free of charge upon request by email to: ir@seadrill.com.

5.

The resolutions proposed to be adopted by members at the 2023 Annual General Meeting require the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting. Given that the thresholds are of votes cast at the Meeting, broker non-votes and abstentions will not have any effect on the results of voting on the proposals.

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